Exhibit 99.1

Seadrill completes Aquadrill LLC acquisition

Hamilton, Bermuda, April 03, 2023 – Seadrill Limited (“Seadrill”) (NYSE & OSE: SDRL) today announces that it has completed its acquisition of Aquadrill LLC (“Aquadrill”; and together with Seadrill, the “Company”). As a result of the transaction, Aquadrill became a wholly owned subsidiary of Seadrill. In connection with the completion of the transaction, Seadrill issued an aggregate 29,866,505 common shares to former Aquadrill unitholders and equity award holders, resulting in issued share capital of $798,665.03 divided into a total of 79,866,503 Seadrill common shares, each with a par value of $0.01, validly issued, and fully paid and non-assessable.

The combination creates an industry-leading offshore drilling company, with a modern and high specification fleet. The Company will have a streamlined cost structure and will be well-positioned for further growth given its stronger credit and liquidity profile, providing attractive cash flows.

Commenting on the transaction, Simon Johnson, Seadrill’s President and Chief Executive Officer, said, “We are delighted to have completed the acquisition of Aquadrill, welcoming its fleet back into the Seadrill family. The management team is focused on efficiently and rapidly integrating the two companies in order to realize the synergies arising from the transaction. Today is a crucial milestone for our Company and we firmly believe that we are well-placed for this industry upcycle. We remain optimistic in the continuing development of the rig market and our ability to deliver further value to our shareholders.”

Strategic Rationale

The combination of Seadrill and Aquadrill presents a compelling strategic rationale for all stakeholders:

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Creation of a leading offshore driller with best-in-class fleet: The Company will be in a strong position to serve a broader range of customers, with one of the youngest and most technologically advanced fleets in the industry, and a combined backlog of $2.6 billion. The Company will own 12 floaters (including seven 7th generation drillships), three harsh environment rigs, four benign jack-ups, and three tender-assisted rigs. Additionally, seven rigs will be managed under strategic partnerships.

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Increased exposure and upside to the improving market: The Company will have a diversified portfolio of contract coverage, with additional active fleet capacity to deploy in a rising market environment across critical basins in the Golden Triangle.

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Significant synergy potential: The Company will be uniquely positioned to rapidly integrate and realize identified and achievable synergies of at least $70 million annually on a run-rate basis. All synergies are expected to be fully realized within two years of closing the transaction.

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Strong cash flow generation and further strengthened balance sheet: The Company should benefit from an enhanced cash flow profile and a strengthened balance sheet, with significant credit and liquidity improvement, and with access to a potentially lower cost of capital.

Governance and Leadership

Seadrill will continue to be domiciled in Hamilton, Bermuda. As previously announced, Julie Robertson and Simon Johnson will continue in their respective roles as Chair of the Board of Directors, and President and Chief Executive Officer. In connection with the completion of the transaction, Harry Quarls and Jonathan Swinney were appointed to fill the two new positions on Seadrill’s Board of Directors that were approved at Seadrill’s annual general meeting of shareholders on March 21, 2023. For more information relating to these new directors, please visit our website at www.seadrill.com.

Other

Seadrill will continue to trade on the New York Stock Exchange and the main list of the Oslo Stock Exchange under the ticker “SDRL”.

Contact Information

For additional information, visit www.seadrill.com.

David Warwick

Director of Investor Relations

T: +971 58 687 4132

E: david.warwick@seadrill.com

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deep-water environments.

Forward-Looking Statements

This announcement includes forward-looking statements. Such statements are generally not historical in nature, and specifically include statements about the timing and amount of synergies realized from the combination of Aquadrill and Seadrill, future cash flows and liquidity of the Company, and Seadrill’s plans, strategies, business prospects, changes, and trends in its business and the market in which it operates. These statements are based on the Seadrill management team’s current plans, expectations, assumptions and beliefs concerning future events impacting the combined company, and, therefore, involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could impact our ability to recognize the benefits from the acquisition of Aquadrill that Seadrill envisions, such as synergies, or otherwise cause actual results to differ materially from those in the forward-looking statements include, but are not limited to the ability of the Company to man and operate the Aquadrill rigs outside of the management agreement structure employed by Aquadrill, offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in Seadrill’s and Aquadrill’s fleets, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in Seadrill’s and Aquadrill’s fleets, delay in payment or disputes with customers, Seadrill’s and Aquadrill’s ability to successfully employ their drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions, changes in governmental regulations that affect Seadrill, Aquadrill or the operations of their fleets, increased competition in the offshore drilling industry, the impact of global economic conditions and global health threats, Seadrill’s and Aquadrill’s ability to maintain relationships with suppliers, customers, employees and other third parties and each of Seadrill’s and Aquadrill’s ability to maintain adequate financing to support their business plans following emergence from their respective Chapter 11 proceedings, factors related to the offshore drilling market, the impact of global economic conditions, Seadrill’s and Aquadrill’s liquidity and the adequacy of cash flows for their obligations, political and other uncertainties, the concentration of Seadrill’s and Aquadrill’s revenues in certain geographical jurisdictions, limitations on insurance coverage, Seadrill’s and Aquadrill’s ability to attract and retain skilled personnel on commercially reasonable terms, the level of expected capital expenditures, Seadrill’s and Aquadrill’s expected financing of such capital expenditures, and the timing and cost of completion of capital projects, fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters, customs and environmental matters, the potential impacts on Seadrill’s and Aquadrill’s businesses resulting from climate-change or greenhouse gas legislation or regulations, the impact on Seadrill’s and Aquadrill’s businesses from climate-change related physical changes or changes in weather pattern, and the occurrence of cybersecurity incidents, attacks or other breaches to Seadrill’s and Aquadrill’s information technology systems, including their rig operating systems. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should also keep in mind the risks described from time to time in Seadrill’s filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022 (File No. 001-39327).

Seadrill undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for Seadrill to predict all of these factors. Further, Seadrill cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.